

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348


03024866

SUPPL

CO/S&B/VR/2003/ 2129

दिनांक / तारीख / Date : 21.07.2003

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

JUL 28 2003

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2126 dated the July 21, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

dlw 7/29

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: VR/2003/2126 दिनांक / तारीख / Date : 21.07.2003

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Annexure A

Agenda No 1

Revision of the Interest Rates on NRE (Rupee) deposits

In view of linking of interest rates on NRE (Rupee) deposits with LIBOR/ SWAP rates, the Committee approved revision in interest rates for NRE (Rupee) deposits with effect from 17th July 2003 as under:

Duration	**Existing (%)**	**LIBOR/SWAP Rates + 250bp**	**Revised rates effective 17th July 2003**
1 year to less than 2 years	5.00	3.7150	3.70
2 years to less than 3 years	5.25	4.163	4.20
3 years	5.50	4.730	4.70


S.B.I
TREASURY
DEPTT.
CORPORATE CENTRE
MUMBAI



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82-4524

जा. क्रमांक / No. : CO/S&B/VR/2003/ 2147

दिनांक / तारीख / Date : 23.07.2003

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2142 dated the July 23, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



भारतीय स्टेट बँक
भारतीय स्टेट बँक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/2142

दिनांक / तारीख / Date : 23.07.2003

FILE NO. 32.4524

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 21st July, 2003 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 30.06.2003, who have conducted Secretarial Audit of the Bank's capital and certified that :

1. The total of the shares held in NSDL,CDSL and in the physical form tally with the issued/paid-up capital.

i) Total equity shares held in physical form	340,989,343
ii) Total equity shares held in dematerialized form	185,309,535
TOTAL	**526,298,878**

2. The Register of Members(RoM) is updated.
3. There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital-Reduction, Amalgamation, De-merger etc) during the quarter ended 30th June, 2003.
4. During the quarter April to June, 2003, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.


SHARES &
BONDS
CORPORATE

SUDIT K. PARECKH & CO.
Chartered Accountants

12A, Suleman Chambers, 4-Battery Street, Apollo Bunder, Mumbai - 400 039
Tel + 91 22 22821141, 22834187 *Fax* + 91 22 22024193
E Mail admin@skparekh.com

CERTIFICATE FILE NO. 82.4524

Sudit P
Srikan
Sapan P
Bharat
Prakash Hamir
Narayan M
Pushkar Ba
Ch. Som
Durgaprasad I

Interna
& Tax Di

102
Tej Mahan
J.B. I
Andh
Mumbai - 40

+ 91 22 282
+ 91 22 282

ad
itax.skparekl

We have checked the records of MCS Ltd. (Registrar and Transfer Agents of State Bank of India) for the equity shares of State Bank of India maintained in Physical and Dematerialised form as at 30th June 2003. We certify that:

1. The total number of equity shares held in NSDL, CDSL and in physical form tally with the paid up capital and its details are as under:-

		No. of Shares
i	Total equity shares held in physical form	340,989,343
ii	Total equity shares held in dematerialised form (NSDL & CDSL)	185,309,535
	Total...	**526,298,878**

2. The Register of Members is updated.

3. There are no changes in Equity Share Capital (due to Rights, Bonus, Preference Issue, IPO, Buyback, Capital reduction, Amalgamation, Demerger etc.) during the quarter ending 30th June, 2003.

4. During the quarter April to June 2003, dematerialised requests have been confirmed within 21 days to NSDL / CDSL.

For **SUDIT K. PAREKH & CO.**
Chartered Accountants



(DURGAPRASAD KHATRI)
Partner
Mumbai; dated: July 21, 2003


SHARES & BONDS
CORPORATE CENTRE, MUMBAI



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82-4524

जा. क्रमांक / No. : CO/S&B/VR/2003/ 2154

दिनांक / तारीख / Date : 24.07.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2143 dated the July 24, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of the unaudited financial results for quarter ended 30th June, 2003.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/2143

दिनांक / तारीख / Date : 24.07.2003

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED - 30TH JUNE, 2003

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 30th June, 2003, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a



शे. एवं बा.
SHARES & BONDS
CORPORATE CENTRE
MUMBAI

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2003

Rs in crores

	Particulars	Quarter ended		Year ended
		30.06.2003	30.06.2002	31.03.2003
1	Interest Earned (a)+(b)+(c)+(d)	7780.37	7535.88	31087.02
	(a) Interest/discount on advances/bills	2857.18	2812.70	11229.10
	(b) Income on Investments	3938.46	3611.57	15257.64
	(c) Interest on balances with Reserve Bank of India and other interbank funds	792.95	840.56	3273.67
	(d) Others	191.78	271.05	1326.61
2	Other Income	1748.35	1034.50	5740.26
	(A) TOTAL INCOME (1+2)	9528.72	8570.38	36827.28
3	Interest Expended	5071.20	5120.21	21109.46
4	Operating Expenses (e) + (f)	1875.28	1734.21	7942.42
	(e) Payments to and provisions for employees	1369.06	1280.80	5688.71
	(f) Other Operating Expenses	506.22	453.41	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6946.48	6854.42	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2582.24	1715.96	7775.40
	(D) Other Provisions and Contingnecies	816.56	477.81	2507.89
	(E) Provision for Taxes	852.18	474.95	2162.51
	(F) NET PROFIT (C - D - E)	913.50	763.20	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08
7	Analytical Ratios			
	(i) Percentage of shares held by Govt.of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.77%	13.19%	13.50%
	(iii) Earnings Per Share (in Rs.)	17.36 (not annualised)	14.50 (not annualised)	59.00

SEGMENT-WISE RESULTS

Rs in crores

	Particulars	Quarter ended		Year ended
		30.06.2003	30.06.2002	31.03.2003
1	Segment Revenue (Income)			
a.	Banking Operations	7709.10	7508.84	31250.98
b.	Treasury Operations	5727.74	4719.39	21425.89
	Total	13436.84	12228.23	52676.87
	Less : Inter Segment Revenue	3951.20	3731.87	15986.81
	Net Income from operations	9485.64	8496.36	36690.06
2	Segment Results (Profit before tax)			
a.	Banking Operations	498.51	833.39	2639.31
b.	Treasury Operations	1312.72	419.37	2880.34
	Total	1811.23	1252.76	5519.65
	Less : Unallocated expenses (net of unallocatred income)	45.55	14.61	252.14
	Operating Profit	1765.68	1238.15	5267.51
	Less : Income Tax	852.18	474.95	2162.51
	Net Profit	913.50	763.20	3105.00
3	Segment Assets			
a.	Banking Operations	346624.29	313093.41	346624.29
b.	Treasury Operations	192371.83	171782.55	192371.83
c.	Unallocated	18829.64	3765.77	18829.64
	Less : Eliminations	181949.26	140413.48	181949.26
	Total	375876.50	348228.25	375876.50
4	Segment Liabilities			
a.	Banking Operations	331062.18	300105.78	331062.18
b.	Treasury Operations	189356.13	169546.13	189356.13
c.	Unallocated	0.00	0.00	0.00
	Less : Eliminations	161744.86	136647.71	161744.86
	Total	358673.45	333004.20	358673.45

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter ended 30th June, 2003 have been arrived at after considering provisions for NPAs, Bonus,Gratuity,Wealth Tax,Investment Depreciation, Income Tax (after adjustments for deferred tax) etc. on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 30th June 2003 include an amount of Rs. 88.63 crore towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, *instead of the Accounting Standard 11 of the ICAI.*
4. Number of Investors Complaints received and disposed off during the quarter ended 30th June, 2003 : i) Pending at the beginning of the quarter - Nil (ii) Received during the quarter – 174 (iii) Disposed off during the quarter – 174 (iv) Lying unresolved at the end of the quarter -- Nil
5. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 24th July 2003.

Mumbai
Date : 24th July, 2003

P. N. VENKATACHALAM
Managing Director

A. K. PURWAR
Chairman

